

December 1, 2010

Mr. Joseph A. Carlucci
Chief Executive Officer
American Renal Holdings Inc.
66 Cherry Hill Drive
Beverly, MA 01915

      RE: American Renal Holdings Inc.
                Registration Statement on Form S-4
                File No. 333-170376
                Filed November 4, 2010

Dear Mr. Carlucci:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering the notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Summary

2.   Please revise your disclosure under Consistent Financial Performance and Strong
        Free Cash Flow Generation on page 5 to separately address the cash flows
        generated by your joint ventures from the cash flows generated by the issuer and
        guarantors. In addition, revise to state the operating cash flows generated by the
        issuer and guarantors for the year-ended December 31, 2009 and clarify the
        source of such cash flows.

3.   We note the statement on page 14 that the notes and guarantees are secured by
        first priority liens "on substantially all of [y]our and [y]our guarantors' tangible
        and intangible assets." Please revise to provide an approximate value of these
        assets as of the interim balance sheet date.

4.   Please revise to disclose the amount debt and other obligations having priority
        over the notes pursuant to the inter-creditor agreement as of the interim balance
        sheet date.

5.   Please expand on the last bullet under Ranking on page 15 to disclose the
        approximate amount of debt to which the notes are structurally subordinate.

6.   Please provide a brief statement either in the Summary or as part of your
        Summary Historical and Pro Forma Consolidated Financial and Other Data
        indicating that the information you present throughout includes the non-guarantor
        joint ventures and include a reference to your Critical Accounting Policies and to
        Footnotes Q and K of your financial statements for the periods ended December
        31, 2009 and June 30, 2010 respectively for additional information.

7.   Also, we note that your joint venture agreements provide for you to receive a
        stated percentage of the net revenues of the joint venture and a pro-rata share of
        the joint venture's distributions. Currently it is unclear how much of the joint
        ventures' net income is available for distribution to you or whether your joint
        ventures are limited in any manner from making full pro-rata distributions to you.
        To the extent that the issuer's legally available cash flows are materially different
        than that suggested by the financial statement presentation, revise to address here
        and elsewhere as appropriate.

8.   Please confirm to us that your exchange offer will remain open for at least 20 full
        business days to ensure compliance with Rule 14e-1(a). Further please confirm
        that the expiration date will be included in the final prospectus disseminated to
        security holders and filed pursuant to the applicable provisions of Rule 424.

9.   We were unable to locate the disclosure requested by Item 503(d) of Regulation
        S-K in your Summary. Please revise or advise. In this respect your attention is
        directed to Instruction 2.D of the Item requirement.

The Transactions, page 47

10.   We note the disclosure on page 47 that certain former shareholders have "the right to receive certain future payments …" Please disclose the approximate value of these payments and the date by which such payments are required to be made, to the extent material to the issuer or the guarantors.

Notes to Unaudited Pro Forma Financial Information, page 55

11.   Please add disclosure to state the income tax rate applied in adjustment (h) and describe the significant assumptions used in applying such adjustment.

12.   We note that you compare the pro forma results for the three and six months ended June 30, 2010 to the respective historical predecessor results. Please discuss why you believe a comparison of the pro forma results to the historical predecessor results is meaningful.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

13.   Please revise the disclosure on page 59 under Effect of the Transactions to address your annualized interest expense associated with the $250 million in notes and discuss the impact it may have on your financial results.

Operating Environment, page 60

Current regulation and proposed changes, page 60

14.   We note that the 2011 initial bundled rate will be set based on a 2% reduction under the historical methodology. We further note on page 85 that the Congressional Budget Office estimates the changes will result in an additional $1.5 billion in government payments to the dialysis industry over the next 10 years. Please explain in greater detail how you expect the changes in regulation to impact the amount and timing of collection of fees received under Medicare and Medicaid programs. In addition, please clarify how the Congressional Budget Office estimates an increase in payments to the dialysis industry when the initial bundled rate will be lower than the historical rate.

Year ended December 31, 2009, as compared with year ended December 31, 2008, page 67

15.   Please explain the reason for the decline in the administration of EPO referenced on page 67.

Liquidity and Capital Resources, page 73

16.   We note on page 77 your discussion with respect to Consolidated EBITDA as
        defined under your New Revolving Credit Facility. We also note on page 19 that
        you present Adjusted EBITDA because it is one of the components used in the
        calculations under the covenants contained in your revolving credit facility.
        Please clarify whether Consolidated EBITDA and Adjusted EBITDA are the
        same measure. To the extent they are not the same measure, please expand your
        discussion to compare and contrast how the measures are defined and how they
        are applied under your revolving credit facilities. To the extent they are the same
        measure, please use consistent terms to define the measure.

Capital Resources, page 75

17.   Please revise to disclose the amount of cash and cash equivalents held at your
        non-guarantor subsidiaries in addition to your consolidated cash balances for each
        period.

Critical Accounting Policies and Estimates, page 79

Stock-based Compensation, page 80

18.   Please expand your discussion of critical accounting estimates with respect to the
        measurement of stock-based compensation to disclose the fair value of common
        stock and describe the methods and key assumptions used and how the key
        assumptions were determined in valuing the common stock, an input to the Black-
        Scholes model you used to value the share-based awards.

Business, page 83

19.   Please revise your distribution-related discussion on page 89 to address how the
        amounts distributed are calculated and address any restrictions on such
        distributions such as statutory restrictions, etc. In this respect we note your
        statement on page 36 that "distributions by [y]our clinics could be subject to
        statutory restrictions, including state laws requiring that such subsidiaries be
        solvent, or contractual restrictions."

20.   It was unclear to us whether your activities implicated state law restrictions on the
        corporate practice of medicine, or similar doctrines. If so, please revise your
        Government Regulation disclosure to address the nature of such restrictions and
        describe how you comply with the regulations.

21.   We note that your management services agreements entitle the company to a percentage of the clinic's net revenues. Revise to indicate the range in percentage of net revenues under your management services agreements.

Management and Board of Directors, page 102

22.   Please provide the disclosure contemplated by Item 401(e) of Regulation S-K for your directors.

Executive Compensation, page 106

23.   We note your disclosure in response to Item 402(s) of Regulation S-K in the section Compensation Risk Assessment. Please advise us of the process you undertook to reach the conclusion that disclosure is not necessary.

24.   Please explain the meaning of your statement on page 106 that "[a]ctual compensation programs that [you] adopt may differ materially from the programs summarized in this discussion and analysis."

25.   We note the reference to "pre-established performance goals" and "annual targets" on page 107. It does not appear that you have discussed these targets which were used to establish the bonus pool. Please disclose the specific performance targets used to determine the bonus pool amount or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation SK. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be fort the business unit or division to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

26.   In addition, we note that the compensation committee recommends the actual allocation of the bonus pool to the named executive officers. Please discuss the factors considered in determining the allocation of the bonuses. See 402(b)(1)(v). Similarly, discuss the reasons for the award of the discretionary cash bonus to Mr. Costa.

Grants of Plan-Based Awards in 2009, page 110

27.   Please include an amount for the target column. The company must provide a representative amount based on the previous fiscal year's performance if the target amount is not determinable. See Instruction 2 to 402(d).

Security Ownership of Certain Beneficial Owners and Management, page 118

28.   Please disclose the natural person(s) who have voting and dispositive control over the shares held by Centerbridge Capital Partners L.P. Also, please advise why these shares are not attributable to Messrs. Silver and Hendricks.

Description of the Exchange Notes, page 134

29.   Please revise the discussion throughout this section and others as appropriate to clarify the degree to which the indenture places, or fails to place, limits or restrictions on the activities of your non-guarantor joint ventures which would impact the cash flows available to repay the notes or otherwise impact your financial results or business activities on a consolidated basis.

30.   Please clarify, and quantify to the extent appropriate, the reference to "other contingent liabilities" on page 135.

31.   Please clarify the timing of the entry into the inter-creditor agreement and whether it was contemplated by the indenture.

Certain U.S. Federal Income Tax Consequences of the Exchange Offer, page 199

32.   Revise to indicate that the discussion addresses the material U.S. Federal income tax consequences relevant to the note exchange.

33.   Please provide a tax opinion covering the statements made in this section or advise us why you believe a tax opinion is not required.

Financial Statements, page F-1

34.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X, and provide an updated consent from your independent registered public accounting firm in your next amendment.

Notes to Consolidated Financial Statements, page F-9

Note B – Significant Accounting Policies, page F-9

35.   We note from your disclosure on page 59 that your JV clinics are most commonly newly formed, or de novo clinics, and that you will continue to incur start-up costs associated with the opening of de novo clinics. Please tell us how you account for these start-up costs and disclose your accounting policy to the extent the start-up costs are material.

Schedule II – Valuation and Qualifying Accounts, page F-39

36.   Please identify each class of valuation and qualifying accounts and reserves by
        descriptive title. Furthermore, please present the balances and activities of your
        allowance for bad debts separately from your allowance for contractual
        adjustments.

Unaudited Consolidated Statements of Cash Flows, page F-44

37.   Please present your issuance of debt and the related issuance costs separately, on a
        gross basis, within your Financing Activities. See ASC 230-10-45-7 and ASC
        230-10-45-15.

Notes to Unaudited Consolidated Financial Statements – June 30, 2010, page F-45

38.   Please disclose subsequent events, if any, in a footnote and disclose the date
        through which you have evaluated subsequent events. State whether such date is
        either the date your interim financial statements were issued or the date these
        financial statements were available to be issued. Refer to FASB ASC 855-10-50-
        1.

39.   Please revise the header on pages F-49 and F-50 to reference your interim
        financial statements.

Note A – Merger and Presentation, page F-45

40.   We note the aggregate purchase price of the Merger is $415 million. We also
        note from page F-54 that $41.6 million of stock-based compensation was
        accounted for as part of purchase price. Please revise your footnote disclosure to
        state the acquisition-date fair value for each major component of consideration
        provided. Refer to ASC 805-30-50-1. In addition, please provide a reconciliation
        detailing the difference between the purchase price of $415 million and cash
        outflow of $244 million captioned as 'Merger with C.P. Atlas Holdings, Inc.'
        within Investing Activities on your Unaudited Consolidated Statement of Cash
        Flows at page F-44.

41.   We note from page F-46 that you have allocated a significant portion of the
        purchase price of the Merger to goodwill. Please explain to us your consideration
        of ASC 805-20-25-10 in assessing the recognition of intangible assets apart from
        goodwill. In addition, please advise us of any intangible assets included in
        goodwill that do not meet the criteria for recognition apart from goodwill and
        disclose a qualitative description of the factors that make up the goodwill
        recognized pursuant to ASC 805-30-50-1.

42.   Please add disclosure to describe the manner in which you have calculated the fair value of your 'Noncontrolling interests not subject to put provisions' at the acquisition date. Include the valuation technique and significant inputs used to measure such fair value in your revised discussion. Refer to ASC 805-20-50-1.

43.   We note from your disclosure on page F-45 that you have preliminarily evaluated and allocated the purchase price. Please advise us whether the initial accounting for the Merger is incomplete. If so, revise your disclosure to describe the reasons why the initial accounting remains incomplete and the assets, liabilities, equity interests or other items of consideration for which the initial accounting is incomplete. Refer to ASC 805-10-50-6.

Note F – Long-Term Debt, page F-51

44.   We note from your disclosure on page 123 that you and the guarantors have entered into a registration rights agreement with the initial purchasers of the Senior Secured Notes. Please tell us how you account for these registration rights. Explain to us whether this registration arrangement should be accounted for as a separate unit of account and whether the arrangement should be included in the allocation of the proceeds received from the Senior Secured Notes. See FASB ASC 825-20-30-4.

Exhibits

45.   We note you have filed several LLC operating agreements as exhibits. It was unclear if these operating agreements were similar to those used to form and manage your non-guarantor operating LLCs. If not, please file forms of these agreements.

Exhibit 10.3

46.   We were unable to locate exhibits 1 to 6. Please file this agreement in its entirety, including all missing exhibits.

Exhibit 10.1

47.   We were unable to locate schedules 2.01 to 11.02 or exhibits A to L. Please file this agreement in its entirety, including all missing schedules or exhibits.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or David Link at (202) 551-356.

Sincerely,

John Reynolds
Assistant Director

cc.   Stephan J. Feder
Fax: (212) 455-2502